United States securities and exchange commission logo





                             August 7, 2020

       Michael Crawford
       Chief Executive Officer
       Hall of Fame Resort & Entertainment Company
       2626 Fulton Drive NW
       Canton, OH 44718

                                                        Re: Hall of Fame Resort
& Entertainment Company
                                                            Registration
Statement on Form S-3
                                                            Filed July 23, 2020
                                                            File No. 333-240045

       Dear Mr. Crawford:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed July 23, 2020

       General

   1. We note that the registrant has less than twelve calendar months of post-combination
                                                        Exchange Act reporting
history. Under these circumstances, in light of the fact that Form
                                                        S-3 is premised on the
availability of a twelve month reporting history, use of Form S-3 for the combined entity
does not appear to be appropriate at this time. Please refile on
                                                        Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Michael Crawford
Hall of Fame Resort & Entertainment Company
August 7, 2020
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Crawford
                                                    Division of Corporation
Finance
Comapany NameHall of Fame Resort & Entertainment Company
                                                    Office of Trade & Services
August 7, 2020 Page 2
cc:       Steve Patterson
FirstName LastName